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SEC FILE NUMBER
000-28782

CUSIP NUMBER
84763A108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Spectrum Pharmaceuticals, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
701 N. Green Valley Parkway, Suite 265

Address of Principal Executive Office (Street and Number)
Henderson, Nevada 89074

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Spectrum Pharmaceuticals, Inc. (the “Registrant”) is unable to complete its annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), by March 16, 2010, without unreasonable effort or expense because it believed and was advised by legal counsel that its filing deadline was March 31, 2010, which is the filing deadline typically required for smaller reporting companies. Pursuant to Item 10(f)(1) of Regulation S-K, the Registrant ceased to be a smaller reporting company as of January 1, 2010. In its transition from the smaller reporting company disclosure rules, the Registrant is still permitted to use the smaller reporting company disclosure system for its Form 10-K. By the time the Registrant became aware that the filing deadline was March 16, 2010, it did not have sufficient time to allow for the acceleration of its financial statement close process to allow for the preparation of a complete and accurate Form 10-K by the due date for an accelerated filer.
As a result of the foregoing, the Registrant requires additional time to obtain certain information and data relating to and necessary for the completion of the Registrant’s financial statements and management’s discussion and analysis of financial condition and results of operations, which are required to finalize its Form 10-K. The Registrant expects to file its Form 10-K on or before March 31, 2010.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Shyam Kumaria	(949)	788-6700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following explanation of the anticipated change in net loss as compared to the last fiscal year is based on preliminary, unaudited financial data, which is subject to revision.
Consistent with the trend of an increase in net loss for the nine month period through September 30, 2009 as compared to the comparable period in fiscal year 2008, net loss for the fiscal year ended December 31, 2009 may increase significantly from the net loss reported for the fiscal year ended December 31, 2008, primarily attributable to increased sales and marketing expenses, including payroll costs, incurred with the launch of Zevalin (acquired in December 2008) and Fusilev (launched in late 2008).
Quantitative comparisons of the net loss for the first nine months of fiscal year 2009 are contained in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, as filed with the Securities and Exchange Commission on November 12, 2009. The Registrant will report the fiscal year 2009 net loss when it has finalized its fiscal year 2009 financial statements on or before March 31, 2010.

Spectrum Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2010	By	/s/ Shyam Kumaria

Shyam Kumaria
Vice President, Finance